UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Legacy Acquisition corp.
(Name of Issuer)
Class A Common Stock, $0.0001 par value per share
(Title of Class of Securities) 524643103

(CUSIP Number)
November 21, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

[   ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[   ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 524643103
(1) Names of Reporting Persons
Park West Asset Management LLC
(2) Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	0
(6) Shared Voting Power:	2,970,000*
(7) Sole Dispositive Power:	0
(8) Shared Dispositive Power:	2,970,000*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person
2,970,000*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):
[ ]
(11) Percent of Class Represented by Amount in Row (9)
9.9%*
(12) Type of Reporting Person
IA

 * Beneficial ownership percentage is based upon 30,000,000 shares of Class A Common Stock, $0.0001 par value per share (the “Common Stock”) of Legacy Acquisition Corp., a Delaware corporation (the “Company”), issued and outstanding immediately after the consummation of the Company’s initial public offering, as reported by the Company in its Form 8-K, filed with the Securities and Exchange Commission on November 28, 2017. The Common Stock is currently held as units (the “Units”), with each Unit consisting of one share of Common Stock and one warrant to purchase one-half of one share of Common Stock at a price of $5.75 per half share (the “Warrants”). The Warrants are not currently exercisable within 60 days of this report and also contain a provision prohibiting exercise to the extent that the holder, together with its affiliates, would beneficially own in excess of 9.9% of the number of shares of Common Stock outstanding immediately after giving effect to such exercise. Park West Asset Management LLC (“PWAM”) is the investment manager to Park West Investors Master Fund, Limited, a Cayman Islands exempted company (“PWIMF”), and Park West Partners International, Limited, a Cayman Islands exempted company (“PWPI” and, collectively with PWIMF, the “PW Funds”), and Peter S. Park (“Mr. Park” and, collectively with PWAM and PWIMF, the “Reporting Persons”) is the sole member and manager of PWAM.  As of November 21, 2017, PWIMF held 2,649,093 Units and PWPI held 320,907 Units. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, the Reporting Persons may be deemed to beneficially own the 2,970,000 shares of Common Stock held in the aggregate by the PW Funds for an aggregate beneficial ownership percentage of 9.9% of the shares of Common Stock deemed issued and outstanding as of November 21, 2017.

CUSIP No. 524643103
(1) Names of Reporting Persons
Park West Investors Master Fund, Limited
(2) Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
Cayman Islands
Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	0
(6) Shared Voting Power:	2,649,093*
(7) Sole Dispositive Power:	0
(8) Shared Dispositive Power:	2,649,093*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person
2,649,093*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):
[ ]
(11) Percent of Class Represented by Amount in Row (9)
8.8%*
(12) Type of Reporting Person
CO

 * Beneficial ownership percentage is based upon 30,000,000 shares of Common Stock issued and outstanding immediately after the consummation of the Company’s initial public offering, as reported by the Company in its Form 8-K, filed with the Securities and Exchange Commission on November 28, 2017. The Common Stock is currently held as Units, with each Unit consisting of one share of Common Stock and one Warrant to purchase one-half of one share of Common Stock at a price of $5.75 per half share. As of November 21, 2017, PWIMF held 2,649,093 Units and PWPI held 320,907 Units. The Warrants are not currently exercisable within 60 days of this report and also contain a provision prohibiting exercise to the extent that the holder, together with its affiliates, would beneficially own in excess of 9.9% of the number of shares of Common Stock outstanding immediately after giving effect to such exercise. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, PWIMF may be deemed to beneficially own the 2,649,093 shares of Common Stock for an aggregate beneficial ownership percentage of approximately 8.8% of the shares of Common Stock deemed issued and outstanding as of November 21, 2017.

CUSIP No. 524643103
(1) Names of Reporting Persons
Peter S. Park
(2) Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
United States of America
Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	0
(6) Shared Voting Power:	2,970,000*
(7) Sole Dispositive Power:	0
(8) Shared Dispositive Power:	2,970,000*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person
2,970,000*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):
[ ]
(11) Percent of Class Represented by Amount in Row (9)
9.9%*
(12) Type of Reporting Person
IN

* Beneficial ownership percentage is based upon 30,000,000 shares of Common Stock issued and outstanding immediately after the consummation of the Company’s initial public offering, as reported by the Company in its Form 8-K filed with the Securities and Exchange Commission on November 28, 2017. The Common Stock is currently held as Units, with each Unit consisting of one share of Common Stock and one Warrant to purchase one-half of one share of Common Stock at a price of $5.75 per half share. As of November 21, 2017, PWIMF held 2,649,093 Units and PWPI held 320,907 Units. The Warrants are not currently exercisable within 60 days of this report and also contain a provision prohibiting exercise to the extent that the holder, together with its affiliates, would beneficially own in excess of 9.9% of the number of shares of Common Stock outstanding immediately after giving effect to such exercise. PWAM is the investment manager to PWIMF and PWPI, and Mr. Park is the sole member and manager of PWAM. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, Mr. Park may be deemed to beneficially own the 2,970,000 shares of Common Stock held in the aggregate by the PW Funds for an aggregate beneficial ownership percentage of 9.9% of the shares of Common Stock deemed issued and outstanding as of November 21, 2017.

Item 1(a). Name Of Issuer: Legacy Acquisition Corp., a Delaware Corporation (the “Company”)

Item 1(b). Address of Issuer’s Principal Executive Offices:
1308 Race Street, Suite 200 Cincinnati, Ohio 45202
Item 2(a). Name of Person Filing:

This report on Schedule 13G (this “Schedule 13G”), is being jointly filed by (i) Park West Asset Management LLC (“PWAM”), a Delaware limited liability company and the investment manager to (a) Park West Investors Master Fund, Limited (“PWIMF”), a Cayman Islands exempted company that is the holder of 2,649,093 units (the “Units”), of the Company, with each Unit consisting of one share of the Company’s Class A common stock, $0.0001 par value per share (the “Common Stock”) and one warrant to purchase one-half of one share of Common Stock at a price of $5.75 per half share (the “Warrants”), and (b) Park West Partners International, Limited (“PWPI” and, collectively with PWIMF, the “PW Funds”), a Cayman Islands exempted company that is the holder of 320,907 Units; (ii) PWIMF; and (iii) Peter S. Park, as the sole member and manager of PWAM (“Mr. Park” and, collectively with PWAM and PWIMF, the “Reporting Persons”).

The 2,970,000 Units held in the aggregate by the PW Funds may be deemed to be beneficially owned (x) indirectly by PWAM, as the investment adviser to PWIMF and PWPI, and (y) indirectly by Mr. Park, as the sole member and manager of PWAM.

Item 2(b). Address of Principal Business Office or, if None, Residence:
The address for each of the Reporting Persons is c/o Park West Asset Management LLC, 900 Larkspur Landing Circle, Suite 165, Larkspur, California 94939.
Item 2(c). Citizenship:
PWAM is organized under the laws of the State of Delaware. PWIMF is organized under the laws of the Cayman Islands. Mr. Park is a citizen of the United States.
Item 2(d). Title of Class of Securities:
Class A Common Stock, $0.0001 par value per share.

Item 2(e). CUSIP No.:
524643103

Item 3. If This Statement Is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:
Not Applicable.
Item 4. Ownership: As reported in the cover pages to this report, the ownership information with respect to each of PWAM and Mr. Park is as follows:

(a) Amount Beneficially Owned:	2,970,000*
(b) Percent of Class:	9.9%*
(c) Number of Shares as to which such person has:
(i) sole power to vote or to direct the vote:	0
(ii) shared power to vote or to direct the vote:	2,970,000*
(iii) sole power to dispose or to direct the disposition of:	0
(iv) shared power to dispose or to direct the disposition of:	2,970,000*

As reported in the cover pages to this report, the ownership information with respect to PWIMF is as follows:

(a)	Amount Beneficially Owned:	2,649,093*

(b)	Percent of Class:	8.8%*

(c)	Number of Shares as to which the person has:

(i)	sole power to vote or to direct the vote:	0

(ii)	shared power to vote or to direct the vote	2,649,093*

(iii)	sole power to dispose or to direct the disposition of:	0

(iv)	shared power to dispose or to direct the disposition of	2,649,093*

  * This Schedule 13G is being jointly filed by (i) PWAM, a Delaware limited liability company and the investment manager to (a) PWIMF, a Cayman Islands exempted company that is the holder of 2,649,093 Units and (b) PWPI, a Cayman Islands exempted company that is the holder of 320,907 Units; (ii) PWIMF; and (iii) Mr. Park, as the sole member and manager of PWAM.

The 2,970,000 Units held in the aggregate by the PW Funds may be deemed to be beneficially owned (x) indirectly by PWAM, as the investment adviser to PWIMF and PWPI, and (y) indirectly by Mr. Park, as the sole member and manager of PWAM.

The Warrants held as Units by PWIMF and by PWPI are not currently exercisable within 60 days of this report and also contain a provision prohibiting exercise to the extent that the holder, together with its affiliates, would beneficially own in excess of 9.9% of the number of shares of Common Stock outstanding immediately after giving effect to such exercise. As a result, for purposes of Reg. Section 240.13d-3, PWAM, PWIMF, PWPI and Mr. Park are currently deemed not to beneficially own any shares of Common Stock underlying the Warrants.

Item 5. Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]
Item 6. Ownership of More Than Five Percent on Behalf of Another Person:
Not Applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
Not Applicable.
Item 8. Identification and Classification of Members of the Group:
Not Applicable.
Item 9. Notice of Dissolution of Group:
Not Applicable.
Item 10. Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 29, 2017

PARK WEST ASSET MANAGEMENT LLC

By:	/s/ Grace Jimenez
Name: Grace Jimenez
Title: Chief Financial Officer

PARK WEST INVESTORS MASTER FUND, LIMITED

By: Park West Asset Management LLC, its Investment Manager

By:	/s/ Grace Jimenez
Name: Grace Jimenez
Title: Chief Financial Officer

/s/ Peter S. Park
Peter S. Park

Attention: Intentional misstatements or omissions of fact constitute

Federal criminal violations (See 18 U.S.C. 1001)

Exhibit Index

Exhibit
A. Joint Filing Agreement, dated as of November 29, 2017, by and between Park West Asset Management LLC, Park West Investors Master Fund, Limited and Peter S. Park.

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of them of a statement on Schedule 13G (including amendments thereto) with respect to the shares of Class A common stock, $0.0001 par value per share, of Legacy Acquisition Corp., a Delaware corporation, and further agree that this Joint Filing Agreement be included as Exhibit A to such Schedule 13G.  In evidence thereof, the undersigned hereby execute this agreement this 29th day of November, 2017.

PARK WEST ASSET MANAGEMENT LLC

By:	/s/ Grace Jimenez
Name: Grace Jimenez
Title: Chief Financial Officer

PARK WEST INVESTORS MASTER FUND, LIMITED

By: Park West Asset Management LLC, its Investment Manager

By:	/s/ Grace Jimenez
Name: Grace Jimenez
Title: Chief Financial Officer

/s/ Peter S. Park
Peter S. Park